Exhibit 99.1

This release is not for distribution to United States wire services or for dissemination in the United States.

News Release

Olympus Announces closing of CAD$12.75 Million Private Placement

Toronto, March 26, 2010 - Olympus Pacific Minerals Inc. (“Olympus” or the “Company”) (TSX: OYM, ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) announces that it has closed its announced brokered private placement financing (see Olympus Press Release dated March 10, 2010) of units (the “Units”) at CAD$0.84 per Unit for gross proceeds of approximately CAD$12,750,000.  Each Unit is a four-year 9% subordinated convertible redeemable note in the principal amount of CAD$0.84 (a “Note”), and two common share purchase warrants, one of which is immediately exercisable (the “Vested Warrant”) and the other of which (the “Vesting Warrant” and with the Vested Warrant, the “Warrants”) is only exercisable on an early redemption of the Notes.

The Notes will mature on March 26, 2014 (the “Maturity Date”), bear interest at the rate of 9% per annum, are convertible at a rate of CAD$0.42 into common shares of the Company and are subordinated unsecured obligations of the Company. Each Vested Warrant is exercisable for the purchase of one common share of the Company at a price of CAD$0.50 until the Maturity Date, and each Vesting Warrant is exercisable for the purchase of two common shares of the Company at a price of CAD$0.42 until the Maturity Date.  The Warrants may also be exercised on a cashless net exercise basis at the option of the holder.

The agent under the offering was Euro Pacific Capital, Inc. (the “Agent”).  The Agent received a cash fee of approximately CAD$1,019,999 being equal to 8% of the whole principal amount of the issued Notes, plus share purchase warrants exercisable for the purchase of up to 2,428,571 common shares until the Maturity Date, being equal to 8% of the aggregate principal amount of the issued Notes divided by CAD$0.42, at an exercise price of CAD$0.50 per share.

The net proceeds will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son Mine in central Vietnam.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 85,000 ounces gold by early 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,

Vice-President, Investor Relations

Office: (416) 572-2525

Toll-free: 1-888-902-5522

Fax: (416) 572-4202

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.